Exhibit 21

PATRICK INDUSTRIES, INC.

SUBSIDIARIES OF THE REGISTRANT

Company	State of Incorporation
Adorn Holdings, Inc.	Delaware
All Counties Glass, Inc.	California
All State Glass, Inc.	California
Bathroom & Closet, LLC	Nevada
Dura Shower Enclosures Co., Ltd	Chinese LLC
Florida Marine Tanks, Inc.	Florida
FMT Acquisition Co., LLC	Delaware
FMT Land Holdings LLC	Delaware
JRL Ventures, LLC	Florida
KLS Doors, LLC	California
Larry Methvin Installation, Inc.	California
Leisure Product Enterprise, LLC	Delaware
MEP Acquisition Corp	Missouri
Patrick Transportation, LLC	Indiana
Shower Enclosures America, Inc.	California
Strong Dragon Investment Limited	Hong Kong
Structural Composites, LLC	Indiana
Transport Indiana, LLC	Indiana